ZARGON
ENERGY TRUST

[redacted]

05013287

SUPPL

December 12, 2005

RECEIVED
DEC 13 2005
SEC MAIL PROCESSING SECTION
WASH, D.C.
185

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated December 12, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Vice President Finance & CFO

PROCESSED
DEC 20 2005 E
THOMSON
FINANCIAL

BCH/th

Encl.

dlw 12/15

C:\CORPORATE 2002\Zargon Miscellaneous Information\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Dec 12, 2005.doc

Suite 700, 333 - 5 Avenue S.W. Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FILE 82-34907

FOR IMMEDIATE RELEASE: December 12, 2005

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST ANNOUNCES APPOINTMENT TO THE BOARD OF DIRECTORS

CALGARY, ALBERTA-- Zargon Energy Trust ("Zargon") is pleased to announce the appointment of James J. Lawson to the Board of Directors of Zargon Oil & Gas Ltd., effective November 11, 2005.

Mr. Lawson is the President and CEO of Westerkirk Capital Inc., a Toronto-based private investment firm with a current portfolio that includes substantial holdings in the hospitality, aviation, custom manufacturing, and real estate sectors. He has served over the course of his career as a Partner at Torys LLP and at Davies Ward Phillips & Vineberg LLP and as the Senior Vice President of XO Communications Canada. Mr. Lawson is a graduate of Brown University, Providence, Rhode Island. Mr. Lawson currently sits on the board of directors of a number of companies including Algoma Steel Inc., one of Canada's largest integrated steel producers; Cosmetica Laboratories Inc.; and sits on the Board of Stewards of the Jockey Club of Canada.

Based in Calgary, Alberta, Zargon is a sustainable energy trust with oil and natural gas operations in Alberta, Saskatchewan, Manitoba and North Dakota. Zargon's securities trade on the Toronto Stock Exchange.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca